Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No.: 333-170754

Dear employee/retiree:

The attached letter from Chuck Shivery is being sent this week to Northeast Utilities shareholders including those who are also Northeast Utilities employees and retirees. Chuck’s letter addresses the joint proxy statement/prospectus that will be sent out later this month concerning the NU/NSTAR merger announced on October 18, 2010. The joint proxy statement/prospectus is part of the solicitation of Northeast Utilities shareholder votes for the upcoming Special Meeting of Northeast Utilities shareholders scheduled for March 4, 2011. Please read those materials carefully when you receive them prior to voting.

If you have previously elected to obtain Northeast Utilities proxy materials electronically over the Internet, you will receive an e-mail from eproxy@mobular.com informing you of your control number and asking you to vote your proxy online. Please do not delete the e-mail from eproxy@mobular.com. For those of you who have not elected electronic delivery, you will receive your materials, including the joint proxy statement/prospectus, in the mail.

Your vote is very important as the merger proposal requires the affirmative vote of the holders of at least two-thirds of outstanding Northeast Utilities common shares entitled to vote. If you have questions concerning this NU/NSTAR merger, please contact your Investor Relations group at (860) 728-4652 or (860) 728-4650.

Jeffrey Kotkin

Vice President – Investor Relations

Northeast Utilities P.O. Box 270 Hartford, CT 06141-0270 Charles W. Shivery Chairman, President and Chief Executive Officer

IMPORTANT NOTICE

January 3, 2011

Dear fellow Northeast Utilities shareholder:

On October 18, 2010, Northeast Utilities (NU) and NSTAR announced a merger of equals that will create the largest utility company in New England. I firmly believe the merger will provide significant benefits to our shareholders and customers and to the region as a whole. NSTAR serves 1.1 million electric and 300,000 natural gas distribution customers in eastern Massachusetts, so its service territory complements our Connecticut, New Hampshire and western Massachusetts service territories very well. Like NU, NSTAR focuses primarily on electric transmission and distribution and natural gas distribution. Together, we will serve 3 million electric and 500,000 natural gas distribution customers.

PROXY MATERIAL WILL BE SENT TO YOU SHORTLY

Later this month, you will receive a joint proxy statement/prospectus concerning a Special Meeting of NU shareholders that is scheduled for March 4, 2011. I urge you to read this document when you receive it. You will be asked to consider four proposals concerning the merger. Your Board of Trustees has unanimously approved the merger agreement and urges you to vote “FOR” each of the proposals promptly after reviewing the joint proxy statement/prospectus, whether or not you plan to attend the Special Meeting. We expect the merger to be accretive to earnings the first year after it closes and we believe the merger will enhance the value of your NU shares. Additionally, subject to the conditions of the merger agreement, NU’s first quarterly dividend declared after the merger is completed will be increased to achieve parity with NSTAR’s then current dividend. Based on NSTAR’s current annualized dividend rate, that would result in an annualized NU dividend of approximately $1.30 per common share. In 2010, NU’s annualized dividend was $1.025 per common share. Of course, the payment of dividends by NU remains subject to applicable law and the discretion of the Board of Trustees.

The four proposals you will be asked to consider are:

1.	To approve the merger, including the issuance of NU common shares to NSTAR shareholders. The number of NU common shares you own will not change as a result of the merger and there will be no need for you to exchange your current NU common shares.

2.	To increase the number of authorized Northeast Utilities common shares.

3.	To fix the number of NU trustees at 14.

4.	To adjourn the Special Meeting, if necessary, to solicit additional proxies.

YOUR VOTE IS VERY IMPORTANT

Completion of the merger is subject to several conditions, including the approval of each company’s shareholders, as well as from certain state and federal regulators. Please note that the merger proposal requires the affirmative vote of the holders of at least two-thirds of outstanding Northeast Utilities common shares, so every shareholder’s vote is very important.

If you have questions concerning this merger, please contact our Investor Relations group at (860) 728-4652 or (860) 728-4650. Thank you in advance for your support and for your investment in our company.

Sincerely,

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, on November 22, 2010, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a preliminary joint proxy statement of Northeast Utilities and NSTAR that also constitutes a preliminary prospectus of Northeast Utilities. These materials are not yet final and may be amended. Northeast Utilities and NSTAR will mail the final joint proxy statement/prospectus to their respective shareholders on or about January 10, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Northeast Utilities, NSTAR and their respective trustees, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available You can find information about Northeast Utilities’ executive officers and trustees in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about NSTAR’s executive officers and trustees in its definitive proxy statement filed with the SEC on March 12, 2010. Additional information about Northeast Utilities’ executive officers and trustees and NSTAR’s executive officers and trustees can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Northeast Utilities and NSTAR using the website information above.